Exhibit (c)-(1)

December 22, 2022

Special Committee

China Index Holdings Limited

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District

Beijing 100070

People’s Republic of China

Members of the Special Committee:

ROTH Capital Partners, LLC (“we” or “ROTH”) understands that China Index Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), CIH Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and CIH Merger Sub Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft delivered to ROTH on December 21, 2022 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent. Capitalized terms in this letter that are not defined herein shall have the meaning set forth in the Merger Agreement.

Pursuant to the Merger Agreement, the parties wish to effect a business combination pursuant to which Merger Sub will be merged with and into the Company through a short-form merger in accordance with Section 233(7) of the Companies Act, with the Company being the surviving company and becoming a wholly owned subsidiary of Parent; as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of the Merger Agreement, the shareholders participating as part of the purchasing group including, Fang Holdings, ACE Smart Investments Limited, Media Partner Technology Limited, Next Decade Investments Limited, Karistone Limited, Open Land Holdings Limited, True Knight Limited, Digital Link Investments Limited, General Atlantic Singapore Fund Pte. Ltd., Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio, and Evenstar Special Situations Limited, collectively (the “Rollover Shareholders”), Parent and Merger Sub will enter into an equity contribution agreement, pursuant to which the Rollover Shareholders will irrevocably contribute their respective Rollover Shares to Merger Sub prior to the Closing in exchange for newly issued shares of Parent, such that Merger Sub will directly hold 51,956,963 Class A Shares and 23,636,706 Class B Shares immediately prior to the Effective Time, collectively representing approximately 82% of the ownership and 95% of the voting power of the Shares (as defined below) exercisable in a general meeting of the Company in aggregate

Pursuant to the Merger Agreement, each Class A Share (entitled to one (1) vote) and each Class B Share (entitled to ten (10) votes), each with a par value of US$0.001 per share, of the Company (a “Share” or, collectively, the “Shares”), issued and outstanding immediately prior to the Merger, other than (i) (a) the Rollover Shares, (b) Shares (including Shares represented by ADSs) held by any of Parent, Merger Sub and any of their respective Affiliates, (c) Shares (including Shares represented by American Depository Shares (an “ADS” or collectively “ADSs”)) held by the Company or any Subsidiary of the Company or held in the Company’s treasury, and (d) any Shares (including Shares represented by ADSs) held by the Depositary and reserved for issuance, settlement and allocation pursuant to the Share Incentive Plan (collectively, the “Excluded Shares”), (ii) Dissenting Shares and (iii) the Shares represented by ADSs, shall be cancelled in exchange for the right to receive US$1.00 in cash per Share (the “Per Share Merger Consideration”). Each ADS, representing one (1) Class A Share, issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with the underlying Class A Shares represented by such ADSs, shall be cancelled in exchange for the right to receive the Per Share Merger Consideration. The Per Share Merger Consideration is hereafter referred to as the “Merger Consideration”. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Merger Consideration to be received by the holders of the Shares (other than the Excluded Shares and Dissenting Shares) and holders of ADSs (other than ADSs representing the Excluded Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

For purposes of the opinion set forth herein, we have, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	performed due diligence of the business, operations, financial condition and prospects of the Company and reviewed the financial terms and the form of consideration offered;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

•	reviewed certain financial projections concerning the Company prepared by the management of the Company (the “Financial Projections”);

•	reviewed the reported prices and trading activity for the ADSs;

•	reviewed the financial terms, to the extent publicly available, of certain acquisition transactions we deemed comparable with the Merger and compared such financial terms with those of the Merger;

•	compared the financial performance of the Company and the prices and trading activity of the ADSs with that of certain other publicly-traded companies we deemed comparable with the Company and its securities;

•	participated in certain discussions with representatives of the Special Committee and its legal advisor;

•	reviewed a draft of the Merger Agreement delivered to ROTH on December 21, 2022;

•	reviewed a draft of the Equity Contribution Agreement delivered to ROTH on December 21, 2022; and

•	performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, which formed a substantial basis for this opinion, and have further relied upon the assurances of the management of the Company that such information does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in any material respect. With respect to the Financial Projections, we have been advised by the management of the Company, and assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and we express no view as to the assumptions on which they are based. In addition, we have assumed that the final executed Merger Agreement and Equity Contribution Agreement will not differ in any material respect from the draft Merger Agreement and Equity Contribution Agreement reviewed by us, and that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. We have also assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, accounting or regulatory advisors.

We are financial advisor only and have relied upon, without independent verification, the assessment of the Company and its legal, tax, accounting and regulatory advisors with respect to legal, tax, accounting and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Merger Consideration to be received by the holders of Shares and ADSs in the Merger.

Our opinion does not address the fairness of any consideration to be received or paid by the holders of Excluded Shares or to the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion does not address the value of Parent shares associated with the Exchange Ratio. Our opinion does not address the underlying business decision of the Company to pursue the Merger or the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. We have not made any independent valuation or appraisal of the assets or liabilities (fixed, contingent or otherwise) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties, facilities or other assets of the Company. We have not evaluated the solvency of the Company under any law of any jurisdiction relating to bankruptcy, insolvency or similar matters. As you know, we are not legal experts, and for purposes of our analysis, we have not made any assessment of the status of any outstanding litigation involving the Company and have excluded the effects of any such litigation in our analysis. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. The fee for this opinion is not contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement, which indemnity obligation is not contingent on the consummation of the Merger.

ROTH is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company and the other parties to the Merger, and, accordingly, may at any time hold a long or a short position in such securities. ROTH and its affiliates may in the future provide investment banking and other financial services to Parent and their respective affiliates for which we would expect to receive compensation.

This opinion has been approved by a committee of ROTH investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Special Committee of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that we have consented to the inclusion of a copy of this opinion in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Merger in accordance with the terms of our engagement letter with the Special Committee, if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the ADSs will trade at any time.

On the basis and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion on the date hereof that the Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and Dissenting Shares) and holders of ADSs (other than ADSs representing the Excluded Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

ROTH Capital Partners, LLC

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